(TRANSLATION)


To Whom It May Concern:

                                                               February 15, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


         Notice of the Results of Repurchase of Shares through ToSTNeT-2

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (February 14, 2006).


1. Type of shares repurchased                   Shares of common stock of TMC

2. Aggregate number of shares repurchased       11,575,000 shares

3. Purchase price                               JPY 6,210 per share

4. Aggregate purchase price                     JPY 71,880,750,000

5. Date of repurchase                           February 15, 2006 (Wednesday)

6. Method of repurchase                         Purchase through ToSTNeT-2
                                                (Tokyo Stock Exchange Trading
                                                Network System-2) (closing price
                                                orders)



(Reference)

   Matters resolved at the FY 2005 Ordinary General Shareholders' Meeting held on June 23, 2005.

     Type of shares to be repurchased              Shares of common stock of TMC

     Aggregate number of shares to be repurchased  Up to 65,000,000 shares

     Aggregate purchase price of shares            Up to JPY 250,000,000,000


   Shares having been repurchased up to February 15, 2006

      Aggregate number of shares repurchased       11,575,000 shares

      Aggregate purchase price of shares           JPY 71,880,750,000

                                      # # #



Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)